TASEKO MONETIZES BY-PRODUCT SILVER STREAM FOR US$33 MILLION

February 27 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce that it has entered into a US$33 million streaming agreement with Osisko Gold Royalties Ltd (“Osisko”) for Taseko’s 75% share of payable silver production from the Gibraltar Mine.

Russell Hallbauer, President and CEO of Taseko, stated, “Management is continually searching for accretive initiatives to allow the Company to advance its business strategy, while ensuring shareholder’s interests are held paramount. Selling this silver stream, which is an unappreciated aspect of our business, was not an obvious source of capital, but turned out to be a very attractive source. With the proceeds from this transaction added to our year end cash balance we have approximately $130 million in available liquidity. The expected cash generation from Gibraltar will further strengthen our balance sheet this year, providing us with a number of options regarding our debt obligations and project advancement.”

“While we believe the higher copper prices combined with our strong operational performance will generate significant cash flow in the months ahead, monetizing Gibraltar’s modest silver production for C$43 million is a prudent decision for the Company. Silver sales represent approximately 1% of Gibraltar’s total revenue and the sale of this small by-product will not materially impact the mine’s overall cost structure. Offsetting the impact from the reduced silver revenue is the strong operating performance of our molybdenum plant as well as higher molybdenum prices.”

“We are very happy to partner with Osisko on this transaction. In less than three years, they have become a world-class precious metal royalty and streaming company, already holding more than 50 royalties. Osisko’s investment in Gibraltar’s silver stream further endorses our high quality copper mine,” concluded Mr. Hallbauer.

"The Gibraltar silver stream is Osisko's first streaming transaction" commented Sean Roosen, Chair and Chief Executive Officer of Osisko. "Taseko's management team has a history of success, and we are pleased to partner with them as they build a strong platform within the copper sector.”

Transaction Details

In exchange for an upfront deposit of US$33 million, Taseko will deliver 100% of its share of Gibraltar payable silver production until 5.9 million ounces have been delivered, which is approximately equivalent to Taseko’s share of the silver in the current proven and probable reserves. After that threshold has been met, 35% of Taseko’s share of all future silver production will be delivered to Osisko. Osisko will pay US$2.75 per ounce for all the silver deliveries made under the contract. Additionally, Osisko will be granted warrants for three million common shares of Taseko with a strike price to be set at a 50% premium to the 10-day VWAP prior to closing. The warrants will expire on April 1, 2020.

Closing of the transaction is expected to occur in early March 2017 and is subject to the completion of customary conditions.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.